Exhibit 99.1

ZK International Group Co., Ltd. Announces Record Revenue of $63.9 Million for Fiscal Full Year 2019

As measured in RMB, Revenue Increased by Approximately 22.4% to RMB 439 Million

WENZHOU, China, Jan. 31, 2020 -- ZK International Group Co., Ltd. (ZKIN) ("ZK International" or the "Company"), a designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products primarily used for water and gas supplies, today announced its audited financial results for the fiscal year ended September 30, 2019.

Financial Highlights for Fiscal Year Ended September 30, 2019

•	Revenue increased by $9 million, or 16.4%, year-over-year to a record level of $63.88 million, as compared to $54.88 million for the prior fiscal year.
•	As measured in RMB, revenue increased by approximately 22.4% to RMB 439 million.
•	Gross profit decreased by 14.5% to $15.64 million, as compared to $18.29 million for the prior fiscal year. Gross margin was 24.5%, as compared to 33.3% for the prior fiscal year.
•	Income from operations decreased by 10.1% to $8.65 million, as compared to $9.62 million for the prior fiscal year; Operating margin was 13.5%, as compared to 17.5% for the prior fiscal year.
•	Net income attributable to ZK International increased by 15.5% to $8.11 million, as compared to $7.02 million for the prior fiscal year.
•	Earnings per diluted share was $0.49, as compared to $0.51 for the prior fiscal year.
•	Net book value per share was 2.63, as compared to $2.24 for the prior fiscal year.

	For the Twelve Months Ended September 30,
($ millions, except per share data)	2019	2018	% Change
Revenue	$63.88	$54.88	16.4%
Gross profit	$15.64	$18.29	-14.5%
Gross margin	24.5%	33.3%	-8.8 percentage points
Income from operations	$8.65	$9.62	-10.1%
Operating margin	13.5%	17.5%	-4.0 percentage points
Net income attributable to ZK International	$8.11	$7.02	15.5%
Diluted earnings per share	$0.49	$0.51	-3.9%

Mr. Jiancong Huang, Chairman and Chief Executive Officer of ZK International, commented, "Our record revenue for the fiscal year ended September 30, 2019 highlighted continued strength in our business with significantly increase in overall sales volume, particular for stainless coil and strip, that more than offset the decrease in weighted average selling price (“ASP”) and the negative impact of RMB depreciation against the US Dollar. As measured in RMB, revenue increased by 22.4% to RMB 439 million for the fiscal year ended September 30, 2019. Looking forward, despite macroeconomic uncertainties, we remain cautiously optimistic in our growth prospects and expect our strong order book to continue to drive double-digit growth in both top and bottom-lines.”

Financial Results for Fiscal Year Ended September 30, 2019

Revenue

For the fiscal year ended September 30, 2019, revenue increased by $9 million, or 16.4%, to $63.88 million from $54.88 million for the prior fiscal year. The increase in revenue is primarily attributable to the increased sales volume of stainless steel coil and strip.

Gross Profit

Gross profit decreased by $2.65 million, or 14.5%, to $15.64 million for the fiscal year ended September 30, 2019 from $18.29 million for the prior fiscal year. As a result, gross margin decreased by 8.84 points to 24.5% for the fiscal year ended September 30, 2019 from 33.3% for the prior fiscal year. The decrease in gross margin, as measured in USD, was primarily due to (1) RMB depreciation against the US Dollar, and (2) increased sales percentage of low gross margin products such as stainless steel coil and strip and decreased sales percentage of high gross margin products such as stainless steel piping and fitting products. During fiscal year ended September 30, 2019, our sales of high gross margin products were significantly limited by our manufacturing capacity and we plan to expand capacity by acquiring companies in the same industry in order to take advantage of the existing production lines and experienced management team of the target company.

Operating Expenses

Selling and marketing expenses decreased by $0.30 million, or 10.2%, to $2.65 million for the fiscal year ended September 30, 2019 from $2.95 million for the prior fiscal year. As a percentage of sales, selling and marketing expenses was 4.1% for the fiscal year ended September 30, 2019, compared to 5.4% for the prior fiscal year.

General and administrative expenses decreased by $1.17 million, or 28.8%, to $2.90 million for the fiscal year ended September 30, 2019 from $4.07 million for the prior fiscal year. As a percentage of sales, general and administrative expenses was 4.5% for the fiscal year ended September 30, 2019, compared to 7.4% for the prior fiscal year.

Research and development expenses was $1.45 million for the fiscal year ended September 30, 2019, compared to $1.65 million for the prior fiscal year. As a percentage of sales, research and development expenses was 2.3% for the fiscal year ended September 30, 2019, compared to 3.0% for the prior fiscal year.

Total operating expenses decreased by $1.68 million, or 19.3%, to $7.00 million for the fiscal year ended September 30, 2019 from $8.67 million for the prior fiscal year. As a percentage of sales, total operating expenses was 11.0% for the fiscal year ended September 30, 2019, compared to 15.8% for the prior fiscal year.

Income from Operations

Income from operations decreased by $0.97 million, or 10.1%, to $8.65 million for the fiscal year ended September 30, 2019 from $9.62 million for the prior fiscal year. As a result, operating margin decreased by 4.0 points to 13.5% for the fiscal year ended September 30, 2019 from 17.5% for the prior fiscal year. The decrease in operating margin was primarily due to decrease in overall gross margin and was partially offset by lowered operating expenses as a percentage of sales.

Other Income (Expenses)

Interest expenses was $1.15 million for the fiscal year ended September 30, 2019, compared to $1.24 million for the prior fiscal year. Other income was $0.92 million for the fiscal year ended September 30, 2019, compared to $0.11 million for the prior fiscal year. As a result, total net other expenses were $0.20 million for the fiscal year ended September 30, 2019, compared to $1.12 million for the prior fiscal year.

Income before Income Taxes

Income before income taxes decreased by $0.06 million, or 0.7%, to $8.44 million for the fiscal year ended September 30, 2019 from $8.50 million for the prior fiscal year.

Net Income and EPS

Net income increased by $1.09 million, or 15.4%, to $8.19 million for the fiscal year ended September 30, 2019 from $7.10 million for the prior fiscal year. Net margin decreased by 0.1 percentage point to 12.8% for the fiscal year ended September 30, 2019 from 12.9% for the prior fiscal year.

After deducting for non-controlling interests, net income attributable to ZK International was $8.11 million, or $0.49 per basic and diluted share for the fiscal year ended September 30, 2019, compared to $7.02 million, or $0.52 per basic and $0.51 per diluted share for the prior fiscal year. Weighted average number of shares outstanding was 16,551,708 as of September 30, 2019, compared to 13,629,517 (diluted) at the end of prior fiscal year. The increase of shares outstanding was primarily attributable to debt settlement with Jiancong Huang, CEO and Chairman of the Board of the Company, with the issuance of 3,280,525 ordinary shares priced at $2.82 per share on August 15, 2018.

Financial Condition

As of September 30, 2019, cash and cash equivalents and short-term investments totaled $3.73 million, compared to $8.53 million as of September 30, 2018. Short-term bank borrowings were $16.28 million as of September 30, 2019, compared to $19.27 million as of September 30, 2018.

Accounts receivable was $25.12 million as of September 30, 2019, compared to $27.13 million as of September 30, 2018. Inventories were $20.80 million as of September 30, 2019, compared to $17.79 million as of September 30, 2018. Accounts payable was $4.18 million as of September 30, 2019, compared to $1.67 million as of September 30, 2018.

Total current assets and current liabilities were $58.85 million and $34.58 million, respectively, leading to current ratio of 1.70 as of September 30, 2019. This compared to total current assets and current liabilities were $64.35 million and $39.13 million, respectively, and current ratio of 1.64 as of September 30, 2018.

Recent Developments

On August 20, 2019, the Company announced that the Chinese government started implementing a new Assessment Standard for Green Buildings ('the New Standard"), which provides a favorable catalyst for the stainless steel pipe industry for years to come and could potentially benefit companies such as ZK International.  The New Standard, coded with National Standard No.: GB/T50378-2019, was promulgated by the Ministry of Housing and Urban-Rural Development and the State Administration for Market Regulation on March 13, 2019 (Notice No. 61) and went into effect on August 1, 2019. As part of the New Standard, it requires the mandatory use of stainless steel or copper pipes over more traditional PPR, synthetic plastic or galvanized pipes for water supply.

On April 17, 2019, the Company provided revenue guidance for the fiscal year 2019, anticipating revenue to increase by $13.7 million, or 25%, to approximately $68.6 million for the fiscal year ending September 30, 2019 from $54.9 million for the fiscal year ended September 30, 2018.

On December 11, 2018, the Company announced that it was selected by China Railway First Bureau Group Construction and Installation Engineering Co., Ltd. to supply its premium thin-walled, stainless steel piping products for Phase II of Beijing's Rail Transit Line 7. The bid, valued at $580,000 (RMB 3.98 million), marked the Company’s entry into China’s $116 billion rail transportation infrastructure market.

On October 9, 2018, the Company announced that it won leading bid to supply up to $3 million of stainless steel piping to Zhuhai Water Environment Holding Group Co., Ltd., one of China’s Top 40 Most Influential Water Companies.

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 33 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards. ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors. ZK has supplied stainless steel pipelines for over 2,000 projects, including the Beijing National Airport, the "Water Cube", and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water not only to the China market but also to international markets such as Europe, East Asia, and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantee of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of ZK International. Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

Tony Tian, CFA
Weitian Group LLC
Phone: +1 (732) 910-9692
Email: ttian@weitianco.com

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Statements of Income and Comprehensive Income (Loss)

For the Year ended September 30, 2019, 2018 and 2017

 (IN U.S. DOLLARS, EXCEPT SHARE DATA)

	For the year ended September 30,
	2019	2018	2017
Revenues	$63,883,520	$54,884,381	$44,951,740
Cost of sales	(48,239,478)	(36,593,792)	(31,843,337)
Gross profit	15,644,042	18,290,589	13,108,403

Operating expenses:
Selling and marketing expenses	2,647,429	2,949,204	1,915,127
General and administrative expenses	2,897,995	4,071,116	1,782,318
Research and development costs	1,452,061	1,652,633	1,331,111
Total operating expenses	6,997,485	8,672,953	5,028,556

Operating Income	8,646,557	9,617,636	8,079,847

Other income (expenses):
Interest expenses	(1,151,045)	(1,239,170)	(1,245,385)
Interest income	24,437	10,702	24,459
Other income, net	921,973	112,099	69,772
Total other expenses, net	(204,635)	(1,116,369)	(1,151,154)

Income before income taxes	8,441,922	8,501,267	6,928,693

Income tax provision	(248,228)	(1,398,210)	(995,005)

Net income	$8,193,694	$7,103,057	$5,933,688
Net income attributable to non-controlling interests	(86,828)	(84,943)	(59,412)

Net income attributable to ZK International Group Co., Ltd.	8,106,866	7,018,114	$5,874,276

Net income	8,193,694	$7,103,057	$5,933,688

Other comprehensive income (loss):
Foreign currency translation adjustment	(1,694,278)	(818,468)	272,237

Total comprehensive income	$6,499,416	$6,284,589	$6,205,925
Comprehensive loss (income) attributable to non-controlling interests	(73,919)	(75,719)	(61,100)

Comprehensive income attributable to ZK International Group Co., Ltd.	$6,425,497	$6,208,870	$6,144,825

Basic and diluted earnings per share
Basic	$0.49	$0.52	$0.56
Diluted	0.49	0.51	0.56
Weighted average number of shares outstanding
Basic	16,551,708	13,610,046	10,970,000
Diluted	16,551,708	13,629,517	10,973,674

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Balance Sheets

As of September 30, 2019 and 2018

(IN U.S. DOLLARS)

	As of September 30,
	2019	2018
Assets
Current assets
Cash and cash equivalents	$3,451,138	$7,682,589
Short-term Investment	279,810	850,829
Accounts receivable, net of allowance for doubtful accounts of $1,919,152 and $1,997,310, respectively	25,115,040	27,134,237
Notes receivable	385,519	414,352
Other receivables	1,866,321	2,624,022
Due from related parties	110,990	22,278
Inventories	20,796,075	17,792,187
Advance to suppliers	6,848,143	7,826,679
Total current assets	58,853,036	64,347,173
Property, plant and equipment, net	6,595,704	6,280,412
Intangible assets, net	918,717	938,221
Deferred tax assets	289,756	299,596
Long-term deposit	11,453,690	4,229,827
Long-term investment	291,464	303,334
TOTAL ASSETS	$78,402,367	$76,398,563
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,182,530	$1,670,427
Accrued expenses and other current liabilities	4,438,570	5,934,733
Accrued payroll and welfare	1,340,060	887,201
Advance from customers	2,422,776	3,410,322
Due to related parties	1,446,461	3,694,469
Short-term bank borrowings	16,281,461	19,270,530
Notes payables	296,267	-
Income tax payable	4,176,537	4,263,289
TOTAL LIABILITIES	$34,584,662	$39,130,971

Equity
Common stock, no par value, 50,000,000 shares authorized, 16,558,037 and 16,528,037 shares issued and outstanding, respectively
Additional paid-in capital	18,049,630	17,998,933
Statutory surplus reserve	2,904,699	2,031,775
Retained earnings	24,372,535	17,138,593
Accumulated other comprehensive income (loss)	(1,808,825)	(127,456)
Total equity attributable to ZK International Group Co., Ltd.	43,518,039	37,041,845
Equity attributable to non-controlling interests	299,666	225,747
Total equity	43,817,705	37,267,592
TOTAL LIABILITIES AND EQUITY	$78,402,367	$76,398,563

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

For the Year ended September 30, 2019, 2018 and 2017

 (IN U.S. DOLLARS)

	For the year ended September 30,
	2019	2018	2017
Cash Flows from Operating Activities:
Net income	$8,193,694	$7,103,057	$5,933,688
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation expense	375,286	395,604	425,696
Amortization expense	13,638	12,137	12,705
Loss on disposal of fixed assets	2,244	-	-
Bad debt expense	-	286,606	160,944
Deferred tax benefits	(1,958)	(37,311)	(24,142)
Non-cash service expense	50,679	-	-
Changes in operating assets and liabilities:
Accounts receivable	995,327	(7,151,260)	2,419,491
Other receivables	680,970	(1,215,167)	411,554
Notes receivable	13,119	(216,478)	(121,937)
Inventories	(3,846,722)	(9,065,712)	(3,505,158)
Advance to suppliers	698,903	1,580,700	(6,153,011)
Accounts payable	2,593,103	861,192	(417,453)
Accrued expenses and other current liabilities	(1,314,005)	1,698,015	791,312
Accrued payroll and welfare	506,894	600,619	(49,512)
Advance from customers	(887,934)	1,563,693	282,817
Income tax payable	83,250	1,349,310	979,288
Net cash provided (used in) operating activities	8,156,488	(2,234,995)	1,146,282

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(880,289)	(467,138)	(155,152)
Proceed from disposal of property, plant and equipment	5,963	-	-
Disposal of intangible asset	-	257,863	-
Purchases of intangible assets	(11,149)	(501,000)	(6,704)
Net proceeds placed into long-term deposit	(7,682,151)	(4,444,170)	-
Net cash used in investing activities	(8,567,626)	(5,154,445)	(161,856)

Cash Flows from Financing activities:
Net proceeds released from (placed into) bank acceptance notes	308,005	(380,000)	5,582,099
Net proceeds released from (placed into) short-term investment	559,030	(893,945)	-
Net proceeds released from restricted cash	-	539,381	2,651,704
Proceeds from short-term bank borrowings	25,875,962	24,056,279	(499,904)
Repayments of short-term bank borrowings	(28,199,497)	(25,529,488)	(3,816,458)
Net proceeds received from (repaid to) related parties	(2,279,911)	5,665,914	6,051,523
Net cash provided by (used in) financing activities	(3,736,411)	3,458,141	9,968,964

Effect of exchange rate changes on cash	(83,902)	335,413	201,436

Net change in cash and cash equivalents	(4,231,451)	(3,595,886)	11,154,826
Cash and cash equivalents at the beginning of year	7,682,589	11,278,475	123,649
Cash and cash equivalents at the end of year	$3,451,138	$7,682,589	$11,278,475

Supplemental disclosures of cash flows information:
Non-cash financing activities	$-	$9,842,676	$-
Cash paid for income taxes	$170,331	$38,218	$54,215
Cash paid for interest expenses	$1,197,504	$1,218,757	$1,233,066